Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

On May 28, 2026, an article was published in La Stampa:

Newcleo chooses Wall Street. Valuation at 2,4 billion

By Sara Tirrito

Written on La Stampa, 28 May 2026

Buono, founder of the nuclear company: “The Nasdaq debut is expected by the summer”

Newcleo is preparing to land on Nasdaq. The nuclear company founded and led by Stefano Buono announced yesterday that it will list through a merger with NewHold Investment Corp III, a special purpose acquisition company, or SPAC, based in New York. The IPO has a valuation of $2.4 billion and is expected to close in the second half of 2026.

The company, whose Paris-based shareholder structure has a strong Italian imprint and includes investors such as Exor Seeds and the Malacalza and Petrone families, intends to use the proceeds from the transaction to accelerate its expansion in the U.S. market and support projects already under way in Europe.

What is driving interest among American investors is demand for clean energy, fueled by the race to build data centers for artificial intelligence and by the more favorable regulatory framework introduced by the Trump administration.

Among the companies already listed in the United States are Oklo, linked to OpenAI founder Sam Altman and already partnered with Newcleo, and Italy’s Terra Innovatum. But Buono rejects the idea that Europe is a secondary market: “Europe needs nuclear power even more, because unlike the United States, industry there does not have access to competitively priced decarbonized energy that can provide electricity and heat. Today, reactors could be used with costs that are less variable than gas, while providing energy independence and decarbonization.”

After the announcement, which was revealed in the morning by The Wall Street Journal, Federico Freni, undersecretary at Italy’s Ministry of Economy and Finance, emphasized that Piazza Affari remains open to new listings. But the scale Newcleo has in mind appears to be of another order.

“The American market for innovation is about 100 times the size of the European one,” Buono said. “If we raised $780 million on European markets, now in the United States we are open to much broader possibilities.”

That is why there is little doubt about the choice of stock exchange. “Nasdaq is the best market on which to list an innovation company,” Buono said. “It is the one with the most investors, and where innovation is better understood.”

The merger is expected to generate gross proceeds of $429 million, from a combination of private investments, or PIPE financing, already secured for $220 million, and up to $209 million in cash held by NewHold in a trust account. According to the CEO, these resources could cover operating needs until 2028 or 2029.

However, it should be noted that in a SPAC structure, part of the cash in the trust is subject to possible redemptions by investors. “In a SPAC there is someone who can withdraw their investment,” the CEO explained. “That is the mechanism of every SPAC: there are so-called redemptions. If investors like the SPAC, there are no redemptions and those resources remain.”

The timing of the transaction depends largely on the U.S. regulatory process. The company has started the approval process with the Securities and Exchange Commission, the U.S. equivalent of Italy’s Consob, and clearance could come as early as the end of the summer.

The business plan calls for a fuel factory to be operational by 2031 and a first commercial reactor by 2032, with room to bring both deadlines forward. On the regulatory front, in March Newcleo opened preliminary talks with the U.S. Nuclear Regulatory Commission for its first domestic plant.

The transaction, Buono explained, “does not change the company’s mission.” Newcleo currently operates in seven countries with 900 employees, and the listing is likely to strengthen its position.

In 2024 Newcleo closed with losses of $110 million and has never yet posted a profitable year, a factor the company says is normal for the sector.

“All companies that innovate lose money,” Buono said. “It is a natural mechanism, because innovation requires a lot of resources; these are capital-intensive investments. When I sold my previous company for $4 billion, it was a loss-making company.”

For this reason as well, the CEO does not appear to be setting limits on growth. “We want to be one of the players in the future of global energy,” he said.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.